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                                                                   Exhibit 11.01


          MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

                        COMPUTATION OF EARNINGS PER SHARE

                       For the Three Months Ended March 31
                  (Dollars in Thousands, Except Per Share Data)





                                                                        1998           1997
                                                                    -----------    -----------

Net earnings available for common shareholders                      $     2,636    $     8,907

Weighted average number of common shares outstanding -Basic          46,215,439     46,079,530
                                                     -Diluted        46,409,450     46,154,503

Net earnings per common share                        -Basic         $      0.06    $      0.19
                                                     -Diluted       $      0.06    $      0.19